VANC Pharmaceuticals Provides

Corporate Update

August 1, 2017 – VANC Pharmaceuticals Inc. (TSXV: VANC / OTCQB: NUVPF) (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets and point-of-care technologies announces today that in February of 2017, VANC appointed Mr. Bob Rai as CEO to lead the company’s strategic plan to bring new value added technology and programs to Canadian pharmacies. Together with the Board and the VANC team, Bob has been re-positioning the Company as a Health Solutions provider for Canadians and healthcare professionals. Solutions and programs offered by VANC comprise three verticals: generic prescription products, premium and ‘Made in Canada’ OTC products and, most recently, point-of-care technologies. VANC is currently working with pharmacy partners to leverage point-of-care technologies to create new clinical pharmacy services, new revenue streams for pharmacies, and expand the scope of practice of pharmacists.

VANC will be introducing the first of our point-of-care tests, the INSTI® 60 second Professional HIV Test, to Canadian pharmacies in Q3 2017 through our exclusive Canadian distribution agreement with bioLytical Laboratories. This technology, trusted by healthcare professionals in Europe for over a decade, has also been adapted as an over-the-counter HIV Self Test that is currently offered through pharmacies in France and recently launched in the Netherlands. Importantly, as part of VANC’s agreement with bioLytical, we retain exclusive Canadian distribution rights for the HIV Self Test once Health Canada approval has been obtained. As previously announced, VANC is finalizing a definitive purchase agreement for HealthTab Inc., provider of a lab accurate blood chemistry device which allows patients and pharmacists to obtain rapid, lab-accurate results for up to 21 biomarkers, including lipids, glucose, liver function, kidney function and electrolytes. Offering this information through pharmacies will allow pharmacists and patients to discuss their results in person as they balance their ongoing drug regimens. VANC is also exploring further software and data management applications of this data for both patient care and public health policy initiatives.  Two major chains have already expressed their intention to launch our technologies in Q3 2017. VANC will continue to grow these relationships with our pharmacy customers to increase sales revenues through our three verticals.

VancPharm is pleased to announce the Q2 2017 Financial Statements and MD&A.  Gross revenues in Q2 2017 were $645,078 as compared to gross revenues in Q1 2017 which were $187,608. In Q1 2017 there is an improvement of loss per share by 0.02, from (0.07) per share in Q4 of 2016.  In Q2 of 2017, there is a further improvement of loss per share by 0.02.  There is a positive overall cash flow of $173,534 for the six months ended June 30, 2017 compared to negative cash flows of $(934,873) in comparable period in 2016. This has been achieved through streamlining of the operations and strategic planning. During Q2 2017, the Company closed a private placement and issued 4,408,659 units at $0.15 per unit for gross proceeds of $654,099, net of cash share issue costs of $7,200.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director and CEO

Phone:604-687-2038

Fax:604-687-3141

Email:info@vancpharmc.com

www.vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this news release, forward-looking statements include our expectation to complete the financing on the terms and in the amounts contemplated, insider participation in the financing, the use of proceeds, that our distribution channels will continue to expand, that the financing will be sufficient to allow the Company to obtain operational profitability, or that the Company will reach operational profitability and the Company's plans for technology acquisitions.  Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of our management. Because forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which are difficult to predict, our actual results, performance or achievements or the actual results or performance of the industries and markets in which we operate and intend to operate may be materially different from those anticipated in our forward-looking statements. Forward-looking statements involve significant uncertainties and risks, should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in our forward-looking statements, including the ability to obtain all necessary stock exchange and board approvals, our ability to negotiate and execute definitive documentation with subscribers and any finders and to fulfill any conditions precedent contained therein, the general level of interest to participate in the private placements and such other matters described in our public filings available on SEDAR at www.sedar.com. Accordingly, readers should exercise caution in relying upon our forward-looking statements and we undertake no obligation to publicly revise such statements to reflect subsequent events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that terms is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.